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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-70104

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 08/24/18 (MM/DD/YY) AND ENDING 12/31/19 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: LS Securities, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

4 Campus Drive
(No. and Street)

Parsippany (City) NJ (State) 07054 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Mara Stempler 973-285-4733
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

WithumSmith+Brown, PC
(Name – *if individual, state last, first, middle name*)

200 Jefferson Park,Suite 400 (Address) Whippany (City) NJ (State) 07981 (Zip Code)

SEC Mail Processing Section FEB 21 2020 Washington DC 415

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (11-05)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Mara Stempler, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of LS Securities, LLC, as of December 31, 2019, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Chief Financial Officer

Title

Notary Public

PATRICIA E. BAKER
NOTARY PUBLIC OF NEW JERSEY
COMM. # 4499
MY COMMISSION EXPIRES 01/14/2023

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

LS Securities, LLC

STATEMENT OF FINANCIAL CONDITION
(WITH REPORT OF INDEPENDENT REGISTERED PUBLIC
ACCOUNTING FIRM)

DECEMBER 31, 2019

LS SECURITIES, LLC

CONTENTS

withum
ADVISORY TAX AUDIT

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member of
LS Securities, LLC

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of LS Securities, LLC (the "Company"), as of December 31, 2019, and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2019, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

WithumSmith+Brown, PC

We have served as the Company's auditor since 2019.

February 13, 2020

LS Securities, LLC

STATEMENT OF FINANCIAL CONDITION

December 31, 2019

ASSETS	
Cash	$ 991,237
Referral fees receivable	93,067
Prepaid expenses and other assets	2,296
Total assets	$ 1,086,600
LIABILITIES AND MEMBER'S EQUITY	
Liabilities	
Accounts payable and accrued expenses	$ 17,849
Total liabilities	17,849
Member's equity	1,068,751
Total liabilities and Member's equity	$ 1,086,600

See accompanying notes to Statement of Financial Condition.

1. Nature of operations and summary of significant accounting policies

Nature of Operations

LS Securities, LLC (the "Company"), is a wholly owned subsidiary of Summit Financial Holdings, LLC (the "Parent"). The Company is registered with the U.S. Securities and Exchange Commission ("SEC") as an introducing broker-dealer. The Company is a member of the Financial Industry Regulatory Authority ("FINRA") and the Securities Investor Protection Corporation ("SIPC"). The Company is a limited purpose broker-dealer with its sole business consisting of the receipt of referral fees for referring broker-dealers, hedge funds, and investors to unaffiliated broker-dealers for execution and settlement. The Company does not have any producing registered representatives, customers or trading operations.

2. Significant Accounting Policies

Basis of Presentation

The financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America ("US GAAP") which requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Revenue Recognition

The Company complies with ASC Topic 606, Revenue from Contracts with Customers ("ASC Topic 606"). The revenue recognition guidance requires that an entity recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. The guidance requires an entity to follow a five step model to (a) identify the contract(s) with a customer, (b) identify the performance obligations in the contract, (c) determine the transaction price, (d) allocate the transaction price to the performance obligations in the contract, and (e) recognize revenue when (or as) the entity satisfies a performance obligation. In determining the transaction price, an entity may include variable consideration only to the extent that it is probable that a significant reversal in the amount of cumulative revenue recognized would not occur when the uncertainty associated with the variable consideration is resolved. Significant judgments are required in the application of the five step model when determining whether performance obligations are satisfied at a point in time or over time; how to allocate transaction prices where multiple performance obligations are identified; when to recognize revenue based on the appropriate measure of the Company's progress under the contract; and whether constraints on variable consideration should be applied due to uncertain future events.

The Company receives referral fees from an unaffiliated broker-dealer, Purshe Kaplan Sterling Investments, Inc. ("PKS") pursuant to a Representative Referral Agreement effective September 20, 2018. PKS agreed to pay the Company an established percentage of commissions resulting from the securities brokerage business of Summit Referred Registered Representatives ("SRRR's"). Referral Fees from PKS are the only revenue the Company receives. As the SRRR's generate commissions at PKS, the Company is paid by PKS for Referral Fees on the Net Revenue. Net Revenue is defined in the Referral Agreement as gross revenue after deduction of unpaid required registered representative charges. Referral fee revenue is recognized on a monthly basis at the same time the SRRR's receive their commission payments from PKS. The Company believes that its performance obligation is the date the referral of the SRRR's to PKS is accepted by PKS as there are no significant actions which the Company needs to take subsequent to this date. Variable referral fee amounts are recognized to the extent it is probable that a significant revenue reversal will not occur once the uncertainty is resolved. For variable amounts, as the uncertainty is dependent on the value and or volume of transactions initiated by the SRRR's at future points

in time which are highly susceptible to factors outside the Company's influence, the Company does not believe that it can overcome this constraint until the activity is known, which is usually monthly. As of August 24, 2018 (date of registration) and December 31, 2019, there were no contract assets or contract liabilities and Referral fees receivable were $0 and $93,067, respectively.

Income Taxes

The Company is a limited liability company, and as such does not record a provision for Federal & State income taxes, in the accompanying financial statements, as each member of the Parent is responsible for reporting its share of income or loss, as reported for income tax purposes. At December 31, 2019, Management has determined that the company had no uncertain tax positions that would require financial statement recognition. The determination will always be subject to ongoing reevaluation as facts and circumstances may require. Interest and penalties assessed, if any, are recorded as income tax expense.

New Accounting Pronouncement

In June 2016, the FASB issued guidance that impacts the impairment model for certain financial assets measured at amortized cost by requiring a current expected credit loss ("CECL") methodology to estimate expected credit losses over the entire life of the financial asset, recorded at inception or purchase. CECL will replace the loss model currently applicable to loans, held to maturity securities and other receivables carried at amortized cost. The guidance also eliminates the concept of other-than-temporary impairment for available-for-sale securities. Impairments on available-for-sale securities will be required to be recognized in earnings through an allowance, when the fair value is less than amortized cost and a credit loss exists or the securities are expected to be sold before recovery of amortized cost. Under the accounting update, there may be an ability to determine there are no expected credit losses in certain circumstances, e.g., based on collateral arrangements for lending and financing transactions or based on the credit quality of the borrower or issuer. For public business entities, the guidance is effective for reporting periods beginning after December 15, 2019. The Company is currently evaluating the impact of this guidance on the Company's financial statements and does not expect this guidance to have an impact.

3. Related party transactions

The Company's prior owner entered into a membership interest purchase agreement dated August 15, 2018 with the Parent to sell all interests of the Company. The Company was approved as a broker-dealer by FINRA on August 24, 2018 and the Parent purchased an initial membership interest of 20% on August 23, 2018. In order to purchase the remaining 80% of the Company, pursuant to NASD Rule 1017, a Continuing Membership Application Form ("CMA") was filed with FINRA on behalf of the Company. After FINRA approval was granted on April 25, 2019, the Parent purchased the remaining 80% on May 24, 2019. The Company was originally named Luckystrike Securities, LLC organized as a New York LLC. On July 10, 2019, a Delaware merger was approved and Luckystrike Securities, LLC was merged into a Delaware LLC named LS Securities, LLC.

The Company entered into a Services and Expense Sharing Agreement ("ESA") effective June 1, 2019, with an affiliate, Summit Advisor Services LLC ("SAS"). SAS provides the Company with administrative services and employee services for which the Company reimburses on a monthly basis. The Company shall reimburse SAS for its allocable share of all such expenses that are related to the Company's business activities. The Company agreed to pay $23,000 per month for administrative services, employee services, and shared expenses which include technology and office space. Total reimbursements for the year ended December 31, 2019 amounted to approximately $161,000, which is included in Expense sharing services.

The SRRR's associated with PKS also serve as Financial Advisors with Summit Financial, LLC, wholly owned by the Parent.

4. Regulatory requirements

Net Capital Rule 15c3-1

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule "15c3-1") which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2019, the Company had net capital of $973,388 which was $968,388 in excess of its minimum requirement of $5,000.

Exemption from Rule 15c3-3

The Company does not hold customers' cash or securities and, therefore, had no obligations under SEC Rule 15c3-3 under the Securities Exchange Act of 1934, throughout the year ended December 31, 2019.

5. Off-balance sheet risk

There are no material off-balance sheet arrangements as of December 31, 2019.

6. Concentration of credit risk

Financial instruments that potentially subject the Company to concentration of credit risk consist principally of cash deposits. Accounts at each institution are insured by the Federal Deposit Insurance Corporation ("FDIC") up to $250,000. At December 31, 2019, the Company had $741,237 in excess of the FDIC insured limit.

All of the Company's revenue and accounts receivable was derived from one broker-dealer.

7. Subsequent Events

The Company has reviewed events that have occurred after December 31, 2019 through the date the financial statements were issued. The company had no subsequent events requiring adjustment or disclosure.